UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

February 14, 2023

(Date of Report)

NV REIT LLC

(Exact name of registrant as specified in its charter)

Delaware	88-4084839
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street Phoenix, AZ	85104
(Address of principal executive offices)	(Zip Code)

602-714-1555
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Change to Timing of Distributions

The section of the Offering Circular captioned “SECURITIES BEING OFFERED – Distributions” is revised for the timing of distributions from “at least on an annual basis” to “at least on a monthly basis” as follows:

We expect to make distributions of ordinary operating cash flow, once available, on at least a monthly basis, i.e., twelve times a year. Distributions of the net proceeds from capital transactions will be made, if at all, upon the occurrence of a capital transaction. We expect to reinvest most, if not all, net proceeds from capital transactions for the foreseeable future.

Change to Limited Rights of Liquidity

The section of the Offering Circular captioned “SECURITIES BEING OFFERED – Limited Right of Liquidity ” is revised for Class A Investor Share repurchase discount as follows:

The purchase price of Class A Investor Shares repurchased pursuant to the limited right of liquidity will be the amount the Investor would have received with respect to such Class A Investor Shares had the Net Asset Value been distributed in complete liquidation of the Company, subject to a discount calculated as follows:

Redemption Availabilities for the Following Years:	The Discount Shall Be:
No redemptions can be made in 2023.	-
Redemptions made in 2024.	3%
Redemptions made in 2025.	2%
Redemptions made in 2026 and forward.	1%

Each sale of Class A Investor Shares shall be subject to a transaction fee of One Hundred Ninety-Five Dollars ($195.00). This fee may be waived in the event of a death or disability of the investor.

EXHIBITS

Exhibit 1A-2C	First Amended and Restated Authorizing Resolution

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 14, 2023.

NV REIT LLC

	By:	Neighborhood Ventures, Inc., As Manager

	By	/s/ Jamison Manwaring
Jamison Manwaring, Manager

DATED: February 14, 2023

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